EXHIBIT 99.1

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Six Months Ended September 30, 2010 and 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4 3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the interim consolidated financial statements by an entity’s auditor.

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2010	March 31, 2010
ASSETS
Current
Cash and cash equivalents	$9,976	$22,222
Receivables (Note 5)	143,150	127,897
Prepaid expenses	90,215	105,751
Inventories (Note 6)	12,496	11,665

	255,837	267,535
Property and Equipment (Note 3)	993,411	1,016,750
Product License (Note 4)	1	1

	$1,249,249	$1,284,286

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current Liabilities
Accounts payable and accrued liabilities	$921,930	$886,435
Promissory notes payable (Notes 10 and 12)	1,934,250	1,053,169
Due to related parties (Note 10)	307,369	258,206
Convertible notes (Note 7)	984,898	1,968,930

	4,148,447	4,166,740
Shareholders' Deficiency
Share capital (Note 8)	44,470,818	43,250,174
Contributed surplus (Note 8)	6,071,296	5,694,205
Commitment to issue shares (Note 8)	-	126,000
Equity component of convertible note (Note 7)	3,469	-
Accumulated other comprehensive income	394,234	296,515
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(50,601,747)	(49,011,978)

	(2,899,200)	(2,882,454)

	$1,249,247	$1,,284,286

Nature of Business and Ability to Continue as a Going Concern (Note 1)
Commitments (Notes 4, 5, 7, 8, 11 and 12)
Subsequent events (Note 16)

On behalf of the Board:

(signed) “Chris Bradford”	Director	(signed) “Ray Torresan”	Director

See notes to the Unaudited Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009

Expenses
Product development (Note9)	$243,851	$523,397	$720,604	$1,218,687
Interest and accretion (Note 7 and10)	153,310	106,814	233,002	315,420
Investor relations	24,401	56,727	286,715	89,769
Advertising and media development	5,960	57,694	9,007	79,630
Professional fees (Note 10)	34,319	199,895	95,962	370,157
Office and miscellaneous	44,076	96,646	81,773	148,212
Travel	25,540	83,705	83,935	115,774
Amortization	19,530	34,202	77,689	78,911
Rent (Note 108)	36,337	30,158	59,212	60,749
Stock-based compensation (Note 8)	68,548	9,371	185,029	-
Filing and transfer agent fees	5,150	9,371	8,356	44,793
Loss from Operations	(660,932)	(1,198,609)	(1,841,284)	(2,522,102)

Other Expense
Foreign exchange (loss) gain	106,514	28,073	(31,061)	355,734
Recovery of receivable	-		4,122	-
Change in fair value of derivative liability (Note 7)	150,045		(262,534)
Gain on conversion of convertible notes (Note 7)			540,998
Net Loss and Comprehensive Loss for Period	(404,373)	(1,170,536)	(1,589,769)	(2,166,368)
Deficit During Development Stage Beginning of Period,	(50,197,374)	(43,168,961)	(49,011,978)	(42,173,129)

Deficit During Development Stage, End of Period	$(50,601,747)	$(44,339,497)	$(50,601,747)	$(44,339,497)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.03)	$(0.03)	$(0.07)
Weighted Average Number of Common Shares Outstanding	56,976,506	46,552,598	54,992,313	33,054,819

See notes to the Unaudited Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Income.
(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
Statement of Comprehensive Loss	$	$	$	$

Net loss for the period	(404,373)	(1,170,536)	(1,589,769)	(2,166,368)
Other comprehensive income:
Foreign exchange adjustment on change in currency (Note 2 (b))	53,745	-	394,234	-

Comprehensive loss	(350,628)	(1,170,536)	(1,195,535)	(2,166,368)

	Six Months Ended September 30,
	2010	2009
Statement of Accumulated Other Comprehensive Income	$	$

Balance, beginning of period	296,515	-
Other comprehensive income:
Currency translation adjustment	97,719	-

Balance, end of period	394,234	-

See notes to the Unaudited Interim Consolidated Financial Statements

Valcent Products Inc.
(A Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
Cash Provided By (Used In)
Operating Activities
Net loss for the period	$(404,373)	$(1,170,536)	(1,589,769)	$(2,166,368)
Items not involving cash:
Advertising and media development		17,655		17,655
Interest and accretion	(18,072)	106,814	61,620	315,420
Warrants issued as finder’s fees			66,089
Shares for services	61,620		333,224
Stock base compensation	68,458		185,029
Change in Fair Value Derivative	262,543		262,534
Gain on conversion of convertible	(540,998)		(540,998)
Investor relations		1,269		35,311
Amortization	19,530	34,202	77,689	78,911
Foreign exchange loss (gain)	109,695	(53,939)	82,391	(381,399)
Changes in non-cash working capital items	(51,842)	291,788	45,460	217,401
	(493,448)	(772,747)	(1,067,731)	(1,883,069)
Investing Activity
Property and equipment	(131)	(5,843)	(3,524)	(77,864)
	(131)	(5,843)	(3,524)	(77,864)
Financing Activities
Advances from related parties	51,590	420,886	49,163	352,791
Proceeds from promissory notes	441,618		958,696
Proceeds from issuance of common shares		1,736,250		1,736,250
Change in Convertible Notes		(11,027)		(11,027)
Proceeds from commitment to issue shares		(1,937,733)
Repayments of long-term debt		69,696		(434,824)
Proceeds from share subscriptions		229,598		229,598
	493,208	507,670	1,007,859	1,872,788
Effect on Foreign Exchange on Cash	(44)		150
Increase (Decrease) in Cash During Period	(415)	(270,920)	(12,246)	(88,145)
Cash and Cash Equivalents, Beginning of Period	10,391	407,544	22,222	224,769
Cash and Cash Equivalents, End of Period	$9,976	$136,624	$9,976	$136,624

See notes to the consolidated financial statements

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

1.      Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc. (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current plan of operations is to focus on the continued development and marketing of the Company’s High Density Vertical Growth System (“VerticropTM”) designed to produce vegetables and other plant crops.

These consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2010 the Company had not yet achieved profitable operations, has an accumulated deficit of $56,601,747 (March 31, 2010 - $52,249,348) has a working capital deficiency of $3,892,610 (March 31, 2010 - $3,899,205) and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  These interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing attempts.

On June 22, 2009 the shareholders of the Company approved a special resolution to reorganize the capital structure of the Company by a share consolidation of its common shares on the basis of eighteen old shares for one new share (18:1) which became effective July 16, 2009.

All references to common shares, stock options and warrants and their related pricing in these financial statements give effect to the share consolidation, unless otherwise noted.

2.      Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian GAAP, using the same accounting policies and methods as per the year ended March 31, 2010 with the following addition.  They do not include all the disclosures required for annual financial statements under Canadian GAAP, and should be read in conjunction with the most recent annual consolidated financial statements of the Company.

The results of operations for the six months ended September 30, 2010 are not necessarily indicative of those to be expected for the entire year ending March 31, 2011.

(a) Principles of consolidation

These interim financial statements include the accounts of the Company and its wholly-owned, integrated subsidiaries, Valcent Products EU Limited and Valcent USA, Inc. and Valcent USA’s wholly-owned, integrated subsidiaries, Valcent Management LLC and Valcent Manufacturing Ltd.  All significant inter-company transactions and balances have been eliminated.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

2.      Significant Accounting Policies (continued)

These interim consolidated financial statements also include the Company’s 50% proportionate share interest of the assets, liabilities, income and expenses of the Vertigro Joint Venture, as described in Note 5.

(b) Change in Functional Currency

Effective April 1, 2009, the functional currency of the Company became the United States dollar (USD). Prior to that date, the Company’s functional currency was the Canadian dollar.  The change in functional currency from Canadian dollar (CAD) to USD resulted from increased business activities and monetary transactions conducted in USD. As a result of adopting this change prospectively, previously reported financial results have not been adjusted. The translated amounts for non-monetary items at the end of the prior period become the historical basis for those items in the period of the change and subsequent period. In addition, unrealized gains and losses due to movements in exchange rates on balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.

The Company continues to report in CAD as this currency is more relevant for the Company’s investors and other users of the financial statements.

Recently adopted accounting pronouncements

Business combinations, consolidated financial statements and non-controlling interest

Effective April 1, 2010, the Company elected to early adopt CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting for a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

To date there has been no impact on the Company’s financial statements as a result of the adoption of these sections.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

2.      Significant Accounting Policies (continued)

Future accounting and reporting changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company has begun an internal diagnostic review to understand, identify and assess the overall effort required to produce financial information under IFRS, however, at this time, the financial reporting impact of the transition to IFRS cannot be reasonably estimated.

3.      Property and Equipment

	September 30, 2010
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-		$275,240
Building	681,481	460,541		220,940
Equipment	642,329	323,834		318,495
Computer equipment	156,197	140,409		15,788
Furniture and fixtures	90,291	67,073		23,218
Automobiles	45,257	22,935		22,862
Leasehold improvements	199,534	64,446		135,088
Currency Translation	(70,017)	(51,797)		(18,220)
	$2,020,312	$1,026,901	$	,993,411

	March 31, 2010
	Cost	Accumulated Amortization	Net Book Value

Land	$275,240	$-	$275,240
Building	681,481	444,582	236,899
Equipment	638,476	252,872	385,604
Computer equipment	156,197	132,884	23,313
Furniture and fixtures	90,291	61,100	29,191
Automobiles	45,257	17,869	27,388
Leasehold improvements	199,534	55,444	144,090
Currency Translation	(71,254)	33,721	(104,975)
	$2,015,222	$998,472	$1,016,750

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

4.      Product License and Technology Purchase

On July 29, 2005, the Company completed a licensing agreement (“Agreement”) for the exclusive worldwide marketing rights to the Nova Skincare System, the Dust Wolf, the Tomorrow Garden Kit and a right of first offer on future products developed by Pagic LP (“Pagic”), formerly MK Enterprises LLC, a private company with a former director in common.

In conjunction with the Agreement, by March 31, 2007 the Company had issued to Pagic and its assignees an aggregate of 1,111,112 common shares at a cost of US $1,000,000, based on the historical cost of the license.  Of the 1,111,112 common shares issued, 523,789 common shares were issued to parties that became related parties to the Company. During the year ended March 31, 2008, due to uncertainty in determining future cash flows related to products under license, the Company wrote-down the value of the product license by $1,306,074 to $1.

The Agreement requires the Company to pay Pagic and its assignees, royalties of US $10 per Nova Skincare System unit sold, US $2 per Duster unit sold and 4.5% of Tomorrow Garden Kit net sales.  In addition, the Company was required to pay a royalty of 3% of net sales related to ancillary product sales from these products.  In order to keep the products under license, the Company was to pay a minimum royalty for each of the Nova Skincare System, Dust Wolf and Tomorrow Garden Kit products and their related ancillary products of US $37,500 beginning April 1, 2007 and US $50,000 per year thereafter. To keep the overall master license in good standing, the total of royalties and all other fees paid to Pagic was to be at least US $400,000 per year beginning April 1, 2007.

During the year ended March 31, 2009, the Company discontinued development of its Nova Skincare System and Dust Wolf products and allowed the product license rights to revert to Pagic and its assignees.  The Company retains a 3% overriding royalty on gross sales generated by Pagic or its assignees from any future product sales in exchange for system developments to date. Previously outstanding royalty and other accrued amounts owing to Pagic in the amount of US $156,519 were settled via a letter of agreement dated March 29, 2009 for a commitment to issue 391,298 common shares, with such shares subject to quarterly pooling releases beginning January 1, 2010.

Effective April 1, 2009, the Company terminated the Agreement and executed a new purchase agreement (the “Purchase Agreement”) to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology (the “Technologies”) from a former director and officer of the Company, Pagic and West Peak.

Pursuant to the Purchase Agreement, the Company agreed to pay a total of US $2,000,000 plus issue 3% of its common stock on conclusion of the purchase agreement.  The US $2,000,000 is payable on a cumulative basis as to US $65,000 on signing (paid) plus the greater of 3% of the gross monthly product sales less returns from exploitation of the Technologies or US $12,000 per month until US $2,000,000 has been paid.  The ownership of the Technologies will remain in escrow until fully paid or if the Company defaults in making payments.  The issuance of the 3% of its common stock is payable upon release of the Technologies from escrow to the Company.  The Company may at any time elect to pay out the remaining balance due.  Should the Company default under this agreement the Technologies will revert back to Glen Kertz and Pagic.

During the last quarter of the fiscal year ended March 31, 2010, the Company and Pagic entered into negotiations to resolve certain disputes regarding the Purchase Agreement.  On March 8, 2010, an addendum to the Purchase Agreement (“Addendum”) was entered into by parties thereto whereby:

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

4.      Product License and Technology Purchase (continued)

a) the purchase price of technology to be acquired was amended to an aggregate of US $3.15 million (previously US $2 million) of which certain equipment was permitted to be used by Pagic as an incentive to enter into the Purchase Agreement (“Addendum”).

b) US $100,000 was paid to Pagic by the Company at the date of the Addendum;

c) calculated minimum IP payments increased to US $18,000 per month from US $12,000 per month effective August 1, 2010; and

d) the term to complete the technology purchased was reduced from July 1, 2019 to July 12, 2014.

During the six months ending September 30, 2010, US $84,000 was paid or accrued  to Pagic under the terms of the Purchase Agreement and its Addendum, and $US 189,295 was paid for the six months ended September 30, 2009 under previous license arrangements, with such costs recorded as product development costs.

5.      Vertigro Joint Venture

On October 2, 2006, as amended June 25, 2007, the Company entered into a letter of agreement (“LOA”) with Pagic, West Peak and Global Green Solutions Inc. (“Global Green”), whereby Global Green agreed to fund the next phase of the development of a high density vertical bio-reactor technology.  Pursuant to the LOA, the Company and Global Green established a commercial joint venture (the “Vertigro JV”), in which Global Green agreed to provide up to US $3,000,000 in initial funding to continue the research and development of the bio-reactor technology, construct a working prototype of the bio-reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development and the non-exclusive use of the Company’s properties and lands for which Global Green has agreed to reimburse the Company as part of its US $3,000,000 initial funding commitment. Until such time as the joint venture has fully repaid to Global Green the US $3,000,000, Global Green shall receive 70% of the net cash flow generated by anticipated future operations after which each of Global Green and the Company will hold a 50% interest in the Vertigro JV, subject to an aggregate 4.5% royalty based on gross revenue as defined in the Vertigro JV, to Pagic and West Peak.

On May 5, 2008, the Company and Global Green concurrently incorporated Vertigro Algae Technologies, LLC (“VAT”) and entered into a revised operating agreement (“Operating Agreement”) which replaced the LOA. Pursuant to the Operating Agreement, Global Green and the Company each hold a 50% interest in VAT and have committed to fund project development costs according to ownership allocation. Further, the Company will retain assets of Vertigro JV, including buildings, laboratory, and equipment.  Global Green will receive 70% of the net cash flow generated by the VAT until it has received US $3,000,000 in excess of its 50% interest in such cash flow, and the Company will receive the remaining 30% net cash flow.

Also on May 5, 2008, VAT executed a Technology License Agreement (“Technology License”) together with Pagic and West Peak.  The Technology License licenses certain algae biomass technology and intellectual property to VAT for purposes of commercialization and exploitation for all industrial, commercial and retail applications worldwide (“Algae Biomass Technology”).  As consideration for the Technology License, the Company and Global Green agreed to issue 16,666 common shares and 300,000 common shares, respectively, to Pagic and also pay a one-time commercialization fee of US $50,000 upon the Algae Biomass Technology achieving commercial viability.  The Technology License is subject to royalty of 4.5% of gross customer sales receipts for use of the Algae Biomass Technology and aggregate annual royalty minimum amounts of US has accrued its share of the US $50,000 payment due on March 31, 2009. The Technology License has lapsed by agreement of the parties to the Technology License Agreement. VAT is no longer in operation by consent of the members of VAT, with each of the Company and Global Green pursuing their core business strategies; no royalty has been accrued or paid during the year ended March 31, 2010 and the six months ended September 30, 2010.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

5.      Vertigro Joint Venture (continued)

Receivables during the year ended March 31, 2010 included a receivable due from Global Green in the amount of $668,057.  The Company has written off this receivable as at March 31, 2010. During the six months ended September 30, 2010 the company recovered $4,112 of this receivable.

On July 7, 2010, the Company and its subsidiary Valcent USA and Global Green Solutions Inc. agreed to the wind-up and dissolution of Vertigro Algae Technologies LLC, a Texas Corporation (VAT), through which they had jointly pursued development of a project to use algae as a source for biofuel feedstock and other products. VAT’s technology license agreement with Pagic LP has been terminated. There were no assets or liabilities in VAT at the date of wind up.

6.      Inventories

As at September 30, 2010, inventories in the aggregate of $12,494 (March 31, 2010 - $11,665) consisting of product relating to the Company’s Tomorrow Garden project were impaired to its net realizable value pursuant to initiatives in process to terminate and sell this product line. Inventories are valued at lower of cost and net realizable value.

7.      Convertible Notes

Details of the convertible notes are as follows:

Convertible note continuity:

		US $						CDN$
	Balance	2010	2010	2010	2010	2010	Balance	Balance
Date of Issue	March 31, 2010	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Net Accretion / Interest / Penalty	Conversion/ Repayments	September 30, 2010	September 30, 2010
Dec 2009 (i)	1,938,305	10,000	-	(408,911)	101,786	(732,622)	908,558	934,906
Feb 2010 (ii)	-	51,020	(3,469)	-	1,000	-	48,551	49,992
	1,938,305	61,020	(3,469)	(408,911)	102,786	(732,622)	957,109	984,898

		US $						CDN$
	Balance	2010	2010		2010	2010	Balance	Balance
Date of Issue	March 31, 2009	Issued Principal and Transfers	Equity Portion	Derivative Liability Portion	Interest / Penalty	Conversion/ Repayments	March 31, 2010	March 31, 2010
Dec 2009 (i)	-	1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930
		1,323,000	-	567,000	58,305	(10,000)	1,938,305	1,968,930

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

7.      Convertible Notes (continued)

(i)	US $2,168,000 July 2008 Convertible Note

On July 21, 2008, the Company closed a financing of zero coupon, 12% interest, and senior secured convertible promissory notes in the amount of US $2,428,160 with an aggregate purchase price of US $2,168,000 with four investors, one of which was the Company’s Chief Financial Officer. The debt is convertible into common shares at the lesser of US $9.18 per share (unless the conversion price has been adjusted pursuant to further contract covenants) and 70% of the average of the five lowest closing bid prices for the ten preceding trading days. The Company issued each purchaser in the private placement two warrants - one warrant redeemable by the Company and the other non-redeemable. The non-redeemable warrants are exercisable at US $9.90 and permit the holder to purchase 264,506 common shares. The redeemable warrants are exercisable at US $13.50 and permit the holder to purchase 132,253 common shares. Further, the Company issued 24,401 non-redeemable warrants, 12,201 redeemable warrants and US $160,000 in cash as transaction costs. The warrants carry a term of five years from the date of closing of the financing. The redeemable warrants may be redeemed by the Company at a price of US $0.18 per warrant only if certain conditions have been satisfied including the Company’s common shares having closed at $27.00 per share or greater for a period of 20 consecutive trading days and the warrant holder being able to resell the shares acquired upon exercise through a resale registration statement or under Rule 144 of the United States Securities Act.

During the year ended March 31, 2009, interest and accretion of the convertible debenture in the aggregate of US $1,262,529 was accrued on the principal balance of these convertible notes.

Effective March 27, 2009, the Company settled these notes by:

•
Settlement of the prepayment penalty, original issuer discounts and interest portions of the convertible note including US $524,884 in prepayment penalty, US $260,160 in original issuer discounts, and US $371,771 in interest which includes the interest payable on the new note through December 31, 2009 for an aggregate settlement of US $1,156,815 and agreed to issue 2,892,036 common shares that were restricted from trading and pooled until January 1, 2010;

•	Repayment of US $400,000 to subscribers (cash paid May 11, 2009); and
•	Conversion of US $250,000 face value of the original note into 312,500 common shares of the Company.
•	Recorded a loss on settlement of debt of $885,292 due to a modification of the original debt terms.

The terms of the remaining US $1,323,000 convertible promissory notes include the following:

•
If the promissory note was not settled by December 31, 2009, the note would be in default at the default rate of interest rate of 18%, be due on demand and the original conversion feature of the instrument would be reinstated. The debt was not settled by December 31, 2009, and was thus in default.

•
If prior to March 31, 2010, the Company issues common shares at a price less than the valuation of the shares issued to each note holder, the Company will issue to each note holder additional common shares based on the lower valuation.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

7.      Convertible Notes (continued)

The convertible debenture was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. While the conversion feature represents an equity component, management has assessed that because the conversion feature can be settled with a variable number of shares and that settlement predicated on a variable number of instruments triggers liability accounting, the conversion feature has been recorded as a liability as at December 31, 2009 when the conversion feature was reinstated. The value of the liability to be recorded is based on the premium of the fair value of the shares to be delivered in the event of a conversion over the fair value of the underlying face value of the debt. On December 31, 2009, the convertible note of $1,968,930 included an embedded derivative liability in the amount of US $567,000 ($575,958) as at March 31, 2010 with charge to interest, accretion and fess in the statement of operations.

During the year ended March 31, 2010, US $10,000 was converted into 21,704 common shares of the Company which were returned to the Company during the period ended September 30, 2010. The Company accrued US $58,305 in interest on these convertible notes during the year ended March 31, 2010 on total principal outstanding of US $1,313,000 at March 31, 2010.

There were no transactions costs to be allocated between the embedded derivative and debt host contract.

On May 31, 2010, a third party purchased on a pro rata ownership basis from the existing convertible note holders, US $634,756 of the convertible notes and US $65,244 in accrued interest for aggregate proceeds of US $700,000.  On June 15, 2010, the notes were converted by the purchaser into common shares at the rate of US $0.20 per share.

In return for finding the third party and arranging the conversion of the US $700,000 debt acquired by the third party at US $0.20 which was at a rate higher than the original convertible note terms of a 30% discount to bid price conversion covenant (US $0.12), an aggregate of 875,000 warrants exercisable at US $0.40 were issued to a third party exercisable until May 31, 2012. The Company determined the fair value of the warrants to be $66,089 (Note 8(e)) and charged the amount to the statement of operations.

The Company recorded a gain on conversion in the amount of $540,998 due to the higher conversion rate agreed upon by the third party as at June 15, 2010.

The Company recorded a loss in the change in the fair value of the derivative liability of $412,579 due to change in the fair value of the derivative liability on the converted principle at June 15, 2010 of $386,961 a revaluation of the derivative liability at June 30, 2010 that resulted in an increase to the derivative liability of $25,618 and a revaluation of the derivative liability at September 30, 2010 that resulted in a decrease to the derivative liability of $144,399.

During the six months ended September 30, 2010, the Company paid US $32,622 of accrued interest by issuing 135,925 common shares of the Company. The Company accrued a further US $ 62,225 in interest during the six months ended September 30, 2010, with all interest settled or paid through to May 31, 2010.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

7.      Convertible Notes (continued)

As at September 30, 2010, the convertible note of $984,826 included an embedded derivative liability in the amount of $ $162,657 (US $158,089)

On July 1, 2010 the Company agreed to issue 500,000 shares on a prorate ownership basis to the existing convertible note holders as a penalty to extend the term of these notes and to increase the rate of default interest from 18% to 30%.

(ii)	US $50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party, an unsecured promissory note bearing interest at the rate of 8% per annum whose terms change on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at US $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at US $0.40 per share for a two-year term from the date of conversion. On May 15, 2010, the Company used the residual method to allocate a value of $3,469 to the equity component of the convertible note.

8.      Share Capital

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

	Number of Shares	Amount	Contributed Surplus

Balance, as at March 31, 2010	52,175,329	$43,250,174	$5,694,205

Issued for investor relations services	600,000	148,147	-
Issued for consulting services	500,000	123,457	-
Issued as payment of interest	135,925	33,562	-
Issued for extension on Convertible Notes (Note 7(i))	500,000	61,620
Conversion of convertible notes (Note 7(i))	3,500,000	864,192	-
Return of shares to treasury	(21,702)	(10,334)
Fair value of warrants issued (e)	-	-	66,089
For contributed services (c)	-	-	126,000
Stock-based compensation (d)	-	-	185,002
Balance, as at September 30, 2010	57,389,552	$44,470,818	$6,071,296

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

8.      Share Capital (continued)

(c)	For Contributed Services:

At March 31, 2010, commitment to issue shares includes 300,000 common shares to be issued to an officer and director of the Company for product development services performed during the year ended March 31, 2010. The 300,000 common shares to be issued at $0.42 per share, which is equivalent to the quoted market price as at the performance completion date of March 31, 2010 for an aggregate value of $126,000. During the six months ended September 30, 2010, the Company and the officer and director determined that the shares would be replaced by stock options once the stock option plan is approved.

(d)	Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares as to which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares as to which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of exercise. Options granted shall expire after a period of five years or terminate three months after the recipient ceases to be an employee of the Company.

The following summarizes stock option activity for the three months ended September 30, 2010:

	Number of Options	Weighted Average US Price
Options outstanding and exercisable, June 30, 2010	1,500,000	$0.25
Granted	250,000	0.25
Forfeited	(100,000)

Options outstanding and exercisable, September 30, 2010	1,750,000	$0.25

During the six months ended September 30, 2010, the weighted average fair value of stock options granted of $0.13 per option (September 30, 2009 - $nil) was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.98%; expected life – 5.0 years ; expected volatility – 100%; and expected dividends – nil.  During the six months ended September 30, 2010, the Company recorded stock-based compensation expense of $185,029 (September 30, 2009 - $nil).

As at September 30, 2010, the weighted average life of outstanding stock options was 6.58 years (March 31, 2010 – 4.85 years).

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

8.      Share Capital (continued)

As at September 30, 2010, the following stock options were outstanding:

Expiry Date	US Exercise Price	Number of Warrants

June 1, 2018	$0.25	1,500,000
July 31, 2018	$0.25	250,000

Total		1,750,000

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the three months ended September 30, 2010:

	Number of Warrants	Weighted Average US Price
Warrants outstanding and exercisable, June 30, 2010	9,599,541	$0.48
Expired	(1,695)	13.50

Warrants outstanding and exercisable, September 30, 2010	9,597,846	$0.48

During the six months ended September 30, 2010, the weighted average fair value of warrants issued of $1.05 per warrant (June 30, 2009 - $nil) was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 1.43%; expected life – 2.0 years ; expected volatility – 100%; and expected dividends – nil.  During the six months ended September 30, 2010, the Company included the value of warrants issued, $66,089, as a charge to the statement of operations.

As at September 30, 2010, the following share purchase warrants were outstanding:

Expiry Date	US Exercise Price	Number of Warrants

July 17, 2011	$0.45	5,434,521
July 17, 2011	$0.60	458,139
October 26, 2011	$0.60	753,492
October 27, 2011	$0.60	535,000
November 18, 2011	$0.60	100,000
December 2, 2011	$0.60	712,500
December 30, 2011	$0.60	87,500
February 16, 2012	$0.60	208,333
May 31, 2012	$0.30	875,000
July 20, 2013	$0.40	433,361

Total		9,597,846

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

9.      Product Development Costs

As the Company is in the development stage, discontinued product sales and test sales are credited to development costs.  During the six months ended September 30, 2010, the Company had discontinued product sales of $19,978 (March 31, 2009 - $28,908) related to Tomorrow Garden products.

10.    Related Party Transactions – Note 4

During the six months ended September 30, 2010 and 2009, the Company incurred the following expenditures charged by directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares:

	2010	2009
Product Development	$87,597	$428,349
Interest and accretion	76,007	-
Professional fees	-	18,000
Rent	19,770
	$183,374	$446,349

The related party transactions are in the ordinary course of business and are measured at the exchange amount which is the amount agreed upon by the transacting parties.

At September 30, 2010 and 2009, due to related parties was comprised of amounts owing to directors and officers of the Company, former directors and officers of the Company, companies they owned or were significant shareholders of, and/or beneficial owners of more than 5% of the Company’s common shares. The amounts owing were non-interest bearing and had no specific terms of repayment.

At September 30, 2010, the total amount of the promissory notes owing are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company (Note 12).

The Company has made payments to a company owned by former directors and officers of the Company pursuant to the Product License for the six months ended September 30, 2010 and 2009 (Note 4).

11.    Commitments

Commitments not disclosed elsewhere in these financial statements are as follows:

The Company leases office and development space in Launceston, Cornwall, UK under a ten-year lease ending on November 15, 2017 at a quarterly cost of $20,331 (GB£12,550). The Company also entered into public relations and consulting agreements in the year that extended beyond the six months ended September 30, 2010. The combined commitments as at September 30, 2010 are as follows:

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

11.    Commitments (continued)

	Shares	Amount
2011	25,000	$40,662
2012	-	81,324
2013	-	81,324
2014	-	81,324
Thereafter	-	213,476
	25,000	$498,110

12.   Promissory Notes Payable

As at September 30, 2010 and March 31, 2010, promissory notes payable consisted of the following due to third party lenders:

	September 30, 2010	March 31, 2010
8% and 10% simple interest, unsecured, due on demand (a)	$1,934,250	$1,001,851
8% simple interest, unsecured, due February 15, 2012 (Note 7(ii))	-	51,318
	$1,934,250	$1,053,169

(a) The total demand notes are due to related parties who are beneficial owners of more than 5% of the Company’s common shares and a former director and officer of the Company. Total interest accrued for the six months ended September 30, 2010 was $62,286.

13.   Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading, which is measured at fair value.  Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, promissory notes payable, due to related parties and convertible notes are designated as other financial liabilities, which are measured at amortized cost.  Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of operations. The fair value of these financial instruments approximates their carrying value due to their short-term maturity.

Fair Value of Financial Instruments

The Canadian Institute of Chartered Accountants Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value. The fair value hierarchy of financial instruments measured at fair value on a recurring basis by the lowest level of input that is significant to the fair value measurement is as follows.

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

13.    Financial Instruments (continued)

As at September 30, 2010

	Level 1	Level 2	Level 3	Total
Liabilities
Derivative liability	$-	$162,657	$-	$162,657

	$-	$162,657	$-	$162,657

There are no assets or liabilities transferred from one level to another in the hierarchy during the six months ended September 30, 2010.

The Company’s embedded derivative liability, included within convertible notes (Note 7) is classified within Level 2 of the fair value hierarchy as it is determined using the difference between face value of the principle and the conversion premium, which uses readily observable market inputs.

In assessing the fair value of other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The face values less any estimated credit adjustments for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss is limited because at present the Company holds all of its surplus cash in an interest bearing account and has no other interest bearing financial assets.  Interest bearing financial liabilities includes promissory notes payable and convertible notes.  These are current financial liabilities and subject to limited interest rate risk due to their short-term nature and their fixed rate interest rates.

Foreign Exchange Risk

The Company operates internationally and is therefore exposed to foreign exchange fluctuations in the value of foreign currencies in relation to the US dollar. The Company’s foreign currency exposures comprise cash and cash equivalents, receivables, accounts payable, promissory notes payable and convertible notes denominated in British pounds and Canada dollars as follows:

	British pounds	CAD $
Cash and cash equivalents	2,014	435
Accounts payable and accrued liabilities	93,292	506,562
Promissory notes payable	-	445,034

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

13.   Financial Instruments (continued)

A 10% change in the Canadian dollar to United States dollar and British Pound exchange rate at September 30, 2010 would have an effect on net loss of approximately +/- $107,595 in respect the above financial instruments. Due to the short-term nature of these instruments, the risk is not considered material by management and no hedging is considered necessary Items exposed to foreign exchange risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and receivables. The credit risk associated with cash is minimal as cash has been placed with major financial institutions. The Company is exposed to significant credit risk with respect to receivables as the majority of the amount is due from a joint venture partner. The receivable from the joint venture partner was fully provided for at March 31, 2010. Management periodically assesses the recoverability of the accounts receivables at a detailed level to mitigate the credit risk.

Liquidity Risk

The following are the contractual maturities of financial liabilities as at September 30, 2010:

	Total	1-12 months	1-2 years	Thereafter
Accounts payable	$921,930	$921,930	-	-
Promissory notes	1,934,250	1,934,250	-	-
Due to related parties	307,369	307,369	-	-
Convertible notes	984,898	984,898	-	-

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring closely its funding requirements through the use of operational and capital budgeting. The Company believes it does not have sufficient current cash resources and financing commitments in place to fully fund the development and commercialization of its Verticrop product, and will have to raise additional funds. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company expects that revenues from the commercialization of its Verticrop product will help finance the operations of the Company in the future.

14.   Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products.  The Company relies mainly on equity and debt instrument issuances to raise new capital.  In the management of capital, the Company includes the components of shareholders’ equity and convertible debt, promissory notes and long-term debt.  Management estimates anticipated research and development expenditures to ensure that there is sufficient capital on hand to meet ongoing obligations.  Management reviews the Company’s capital management policy regularly. The Company’s investment policy is to invest its

Valcent Products Inc.
(A Development Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
Six Months Ended September 30, 2010 and 2009

14.   Management of Capital (continued)

excess cash in highly liquid short‐term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently does not have sufficient capital to cover its administrative costs or fund research and development programs for the next twelve months. The Company will only be able to continue to develop its products with additional equity or debt instrument financing.

15.   Changes in Non-cash Working Capital Items

	September 30, 2010	March 31, 2010
Receivables	$15,253	$124,281
Prepaids	(15,386	(3,081)
Inventory	(829)	22,407
Accounts payable	35,495	344,633
	$36,041	$488,240

16. Subsequent Events

There are no subsequent events that have incurred that are not disclosed elsewhere in these financial statements.